EXHIBIT A

TWO ROADS SHARED TRUST

CLASS R

 MASTER DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

As Amended:  May 20, 2014

Fund Name	Distribution Fee Rate	Shareholder Servicing Fee Rate
Modern Technology Fund (f/k/a Belvedere Alternative Income Fund)	0.25%	0.25%
Anfield Universal Fixed Income Fund	0.25%	0.25%
West Shore Real Return Income Fund	0.25%	0.25%
Larkin Point Equity Preservation Fund	0.25%	0.25%